UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

A.M. Castle & Co.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148411309

(CUSIP Number)

Michelle McIntosh
Vice President, Legal
1420 Kensington Road, Suite 220
Oak Brook, IL 60523
(847) 455-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2018

(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148411309

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patrick R. Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 321,090 shares of Common Stock(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 229 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,090 shares of Common Stock(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (Based on 3,802,839 shares outstanding as of November 9, 2018)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Does not include shares which may be acquired upon conversion of the Issuer’s 5.00% / 7.00% Convertible Senior Secured PIK Toggle Notes due 2022, because the mode of payment is determined in the sole discretion of the Issuer and the Reporting Person’s right to obtain shares is therefore subject to a material contingency beyond his control.

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) relates to the Common Stock of A. M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois. This Amendment No. 1 is being filed in connection with that certain transaction pursuant to which a Reporting Person, Patrick R. Anderson, the Company’s Executive Vice President, Finance and Administration, sold 52 shares of Common Stock to Marec E. Edgar, the Company’s President (the “Transaction”). Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D as amended to date.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate price of the 52 shares of Common Stock sold by the Reporting Person is $148.20. The shares of Common Stock were purchased from the Reporting Person with cash.

Item 4.	Purpose of Transaction.

Except as otherwise previously reported by the Reporting Person, the Reporting Person does not have any plans or proposals with respect to such Common Stock as enumerated in paragraphs (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The responses of the Reporting Person to Items 7 through 11 of the cover page of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

Because of the relationship between the Reporting Person and the other stockholders of the Issuer party to the Stockholders Agreement, dated August 31, 2017 (the “Stockholders Agreement”), the Reporting Person may be deemed, pursuant to Rule 13d-3 under the Act, to be a member of a group that beneficially owns an aggregate of 3,156,383 shares of Common Stock, which represents the aggregate number of shares of Common Stock beneficially owned by the parties to the Stockholders Agreement. 3,156,383 shares of Common Stock represents 83% of the total number of shares of Common Stock (assuming there is a total of 3,802,839 shares of Common Stock of the Issuer outstanding (including grants made under the MIP)).

(c)	Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Person in the last 60 days.

(d)	No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or proceed from the sale of, the shares of Common Stock held by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 19, 2018, pursuant to the Purchase Agreement, the Reporting Person sold 52 shares of Common Stock of the Company to Marec E. Edgar. The aggregate purchase price of the 52 shares of Common Stock sold by the Reporting Person Marec E. Edgar is $148.20.

The foregoing description of the terms of the Purchase Agreement is not complete and is qualified in its entirety by reference to the text of the Purchase Agreement, which is referenced as Exhibit 99.1 and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Purchase Agreement dated December 19, 2018, by and between Marec E. Edgar and Patrick R. Anderson.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 21, 2018

/s/ Patrick R. Anderson
Patrick R. Anderson